FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                             HANG SENG LIFE LIMITED

HSBC Insurance (Asia Pacific) Holdings Limited has agreed to sell its 50 per cent interest in Hang Seng Life Limited to Hang Seng Insurance Company Limited for a consideration of HK$2.4 billion (approximately US$308 million). This will make Hang Seng Life a wholly owned subsidiary of Hang Seng Insurance, itself a wholly owned subsidiary of Hang Seng Bank Limited.

Hang Seng Life provides life insurance services to customers in Hong Kong, including life insurance policies linked to investment products and retirement scheme management.

David Fried, regional head of insurance, Asia Pacific, at HSBC Insurance (Asia Pacific) Holdings Limited, said: "This change will provide greater flexibility for each organisation to pursue its own strategy and growth plans in insurance. We view this transaction as mutually beneficial for the Hang Seng group as well as for HSBC. We enjoy an excellent relationship with Hang Seng Insurance and will continue that relationship with the company, and with Hang Seng Life, as they grow their business in the life insurance market."

HSBC Insurance (Asia Pacific) is a wholly owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, which also owns 62.142 per cent of Hang Seng Bank. HSBC Insurance is a leading insurance provider in Hong Kong, operating life, non-life and retirement services businesses through a comprehensive range of insurance, investment, health and retirement services.

The transaction is subject to conditions being met and relevant approvals being obtained.

Notes to editors

1. HSBC Insurance (Asia Pacific) Holdings Limited
HSBC Insurance (Asia Pacific) Holdings Limited is the parent company of four underwriting companies, collectively known as HSBC Insurance: HSBC Insurance
(Asia) Limited; HSBC Life (International) Limited; HSBC Insurance (Singapore) Pte Limited; and HSBC Amanah Takaful (Malaysia) Sdn Bhd (49 per cent held). HSBC Insurance offers customers the security, confidence and convenience of doing business with one financial services organisation. It has offices in the Hong Kong Special Administrative Region (SAR), the Macau SAR, Singapore and Malaysia. In mainland China, it has representative offices in Beijing, Shanghai and Guangzhou. HSBC Insurance (Asia Pacific)'s total assets stood at HK$91 billion at the end of December 2006.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 10,000 offices in 82 countries and territories and assets of US$1,861 billion at 31 December 2006, is one of the world's largest banking and financial services organisations.

3. Hang Seng Insurance Company
Hang Seng Insurance Company Limited is a wholly-owned subsidiary of Hang Seng Bank. It offers a full range of general insurance products including accident, travel, motor, employees compensation, fire and marine insurance. The total assets of the company amounted to HK$1,242.7 million at 31 December 2006.

4. Hang Seng Bank Limited
Founded in 1933, Hang Seng Bank operates around 150 branches and automated banking centres and 13 business banking centres in Hong Kong. Its wholly owned subsidiary, Hang Seng Bank (China) Limited, established on 28 May 2007, operates a mainland China network of 16 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou and Nanjing. Hang Seng Bank also maintains a branch in Shenzhen for foreign currency wholesale business, a branch in Macau, and representative offices in Xiamen and Taipei. Hang Seng Bank reported a profit attributable to shareholders of HK$12.04 billion in 2006 and has consolidated assets of HK$669.1 billion.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  22 June 2007